August 8, 2019

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

         Re:       Eaton Vance Senior Floating-Rate Trust (the “Fund” or the “Registrant”)

                  Registration Statement on Form N-2 (333-229695; 811-21411)

Ms. Miller:

This letter responds to a comment provided telephonically to the undersigned on August 8, 2019 regarding the registration statement of the Fund filed on August 7, 2019 (the “Filing”) (Accession No. 0000940394-19-001110). The comment and the Fund’s response is set forth below.

  Comment: In the Fund’s Statement of Additional Information (“SAI”) under Financial Statements, please update the Accession Number associated with the Fund’s Annual Report.

Response: The requested change has been made to the Fund’s SAI.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President